Jeffrey T. Haughey

Partner

4801 Main Street, Suite 1000

Kansas City, MO 64112

Direct: 816.983.8146

Fax: 816.983.8080

jeff.haughey@huschblackwell.com

August 19, 2011

Via EDGAR

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Re:	WireCo WorldGroup Inc.
Registration Statement on Form S-4
Filed June 15, 2011
File No. 333-174896

Dear Mr. Ingram:

We have set forth below the responses of WireCo WorldGroup Inc. (“WireCo” or the “Company”) and its Co-Registrants to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated July 12, 2011. The Company is concurrently filing via EDGAR Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). The Registration Statement reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you copies of the Registration Statement marked to show changes from the filing on June 15, 2011. All page references in the Company’s responses are to the marked copies of the Registration Statement. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

General

1.	Comment: Please update us on the status of your effort to bring your filing into compliance with Rule 3-10 of Regulation S-X. Refer also to comment 46 of this letter.

Response: The effort to bring the filing into compliance with Rule 3-10 of Regulation S-X is proceeding in the manner planned, although at a slower pace than hoped. The effort required to obtain consents from several sources, both inside and outside of the WireCo WorldGroup Inc organization, has taken additional time to accomplish. All of those consents have been received and have now been delivered to the administrative agencies in jurisdictions outside of the United States who will need to certify that the appropriate steps

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

have been taken to complete the corporate reorganization effort. Additional information may be requested for review by the administrators and it is difficult to estimate the amount of time the administrators will take to complete their review. Nonetheless, we currently expect the perfunctory administrative reviews will be completed within the next 30 days, and Rule 3-10 compliance will be the immediate result.

Prospectus Cover Page

2.	Comment: Please identify the guarantees at the top of the prospectus cover since these are a separate security that you are offering via the registration statement.

Response: The guarantees have been identified on the prospectus cover as requested.

3.	Comment: Please remove the disclosure on the cover that states “[w]e are not asking you for a proxy and you are not requested to send us a proxy.”

Response: The sentence has been removed as requested.

Industry and Market Data, page ii

4.	Comment: We note your disclosure that the prospectus “includes industry data and forecasts that [you] obtained from third-party sources and internal company surveys.” If you funded or were otherwise affiliated with any of the third-party sources that you cite, please provide clear disclosure to this effect. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Response: WireCo confirms that the sources used to obtain industry data and forecasts are widely available to the public on the internet.

5.	Comment: Please remove the disclaiming language under this heading. In this regard, we note that investors are entitled to rely upon, and you may not disclaim your responsibility for, the information included in the prospectus.

Response: The disclaiming language has been removed as requested.

Where You Can Find More Information, page iii

6.

Comment: We note your disclosure that statements made in the prospectus are qualified by reference to additional materials. Please note that you may qualify information in the prospectus by reference to information outside the prospectus only where required by the

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

form on which you are registering your offering. Therefore, please remove this statement and ensure that you have included in the prospectus all of the information required by Form S-4 and otherwise material to an understanding of your business and operations. Please also remove this qualification in the “Executive Compensation” section on page 98.

Response: The qualifying language has been removed as requested.

Forward-Looking Statements, page iii

7.	Comment: The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: The reference to the safe harbor has been removed as requested.

Prospectus Summary

Our Company, page 1

8.	Comment: Please revise your filing to give more prominence to your U. S. GAAP results or ensure that you have disclosed your U.S. GAAP results whenever you present pro forma results. For example, on page two, you disclose pro forma sales by customer location and market without mentioning your U.S. GAAP sales by customer location and market. Please revise your filing here and throughout as necessary.

Response: Additional information has been disclosed as requested.

Summary Historical Condensed Consolidated Financial and Other Data, page 16

Non-GAAP Financial Measures, page 16

9.	Comment: You disclose that Adjusted EBITDA and adjusted working capital as presented in this prospectus are supplemental measures of performance or liquidity. Based on your disclosures here and on page v, it appears that you are using Adjusted EBITDA as a Non-GAAP liquidity measure. Please clarify for us if you are using Adjusted EBITDA as both a liquidity measure and a performance measure. If so, please revise to also provide a reconciliation of Adjusted EBITDA to cash flows from operations. See Item 10(e) of Regulation S-K.

Response: WireCo has eliminated the liquidity measure for Adjusted Working Capital and replaced this non-GAAP measure with the GAAP defined Working Capital calculation.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

WireCo has further evaluated Adjusted EBITDA and determined that it is a measure of both performance and liquidity. While WireCo uses this measure primarily for performance management and incentives, the institutions that hold the Company’s debt securities may use this measure to calculate an Adjusted EBITDA to Total Debt outstanding ratio as one means of determining if the Company has enough liquidity to meet its debt requirements. Accordingly, we have modified the S-4 on Page 22 to include a reconciliation of cash flows from operating activities to Adjusted EBITDA.

10.	Comment: You indicate that the adjusted EBITDA includes pro forma savings from restructuring for 2009, pro forma adjustments related to the Phillystran acquisition and pro forma adjustments related to the Oliveira acquisition. Please tell us how you considered the appropriateness of including pro forma savings from restructuring for 2009, pro forma adjustments related to the Phillystran acquisition and pro forma adjustments related to the Oliveira acquisition in your Non-GAAP financial measures of Adjusted EBITDA.

Response: As noted in the response to Comment 9, the Adjusted EBITDA may be used, in part, by investors to calculate an Adjusted EBITDA to Total Debt ratio as a measure of liquidity. In order to depict Adjusted EBITDA to Total Debt immediately following an acquisition, pro forma EBITDA adjustments for the newly acquired company are included. The acquisition pro forma adjustments are not included in Adjusted EBITDA for purposes of calculating incentive compensation. In contrast, pro forma restructuring savings are included in the measurement of results for incentive purposes.

Risk Factors, page 21

11.	Comment: We note the statement in the introductory paragraph that “[a]dditional risks not presently known to [you] or that [you] currently deem immaterial may also impair [y]our business operations.” Please disclose all known material risks and remove all language suggesting that there may be other significant risks.

Response: All material risks have been disclosed and any language suggesting otherwise has been removed as requested.

The Exchange Offer, page 36

Terms of the Exchange Offer, page 38

12.

Comment: We note your disclosure in the fourth paragraph on page 39 that if you do not accept for exchange any tendered outstanding notes, such unaccepted notes will be returned as promptly as practicable after the expiration date. We also note on page 41 that any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

tendering holders as soon as practicable following the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise your disclosure throughout your filing as necessary.

Response: The timing of when unaccepted notes will be returned to the noteholders has been revised as requested.

Expiration Date; Extensions; Amendments, page 39

13.	Comment: We note that you reserve the right to extend the duration of the exchange offer. Please revise your disclosure to indicate that in the event you extend the offer, the notice of extension that you will provide will comply with the requirements of Rule 14e-1(d). Your present disclosure suggests otherwise.

Response: The disclosure has been revised as requested.

14.	Comment: We note that you reserve the right, in your sole discretion, to delay accepting for exchange any outstanding notes. Please clarify in what circumstance you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The disclosure has been revised as requested.

15.	Comment: We note that you reserve the right to amend the terms of the offer. Please revise your disclosure to indicate that in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: The disclosure has been revised as requested.

Unaudited Pro Forma Combined Condensed Financial Statement, page 47

Pending Investment Transactions, page 47

16.	Comment: You indicate that the pending investment transactions involving your China JV and Drumet are not included in the unaudited pro forma combined condensed financial statements as they are not significant. Please provide us with your analysis supporting this conclusion.

Response: The following tables set forth the significance analysis of the Company in connection with its incremental investment in the China JV and its acquisition of Drumet. While a few of the tests exceeded 10%, none of the tests exceeded 20%. Accordingly, neither requires separate financial statements or pro forma financial information.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

Drumet 2010

SIGNIFICANT SUBSIDIARY TEST

(all numbers in USD)

	Drumet[2]	WireCo Consolidated		Drumet as % of WireCo
S-X Rule 1-02(w)1 Amount of the issuer’s investment in the acquired business compared to the issuer’s total assets
Test 1	109,500,000	822,406,000		13%

S-X Rule 1-02(w)2 Total assets of the acquired business compared to the issuer’s total assets
Test 2	138,600,187	822,406,000		17%

S-X Rule 1-02(w)3 The pre-tax income from continuing operations of the acquired business compared to the issuer’s pre-tax income from continuing operations
Test 3	673,518	19,735,000	(1)	3%

(1)	In computing WireCo’s average pre-tax income for the last five fiscal years, WireCo assigned a value of zero to the 2010, 2009, and 2007 loss years. This resulted in a five-year average pre-tax income of approximately $4 million. Because the absolute value of the current year loss ($19.7 million) is not at least 10% lower than the five-year average of $4 million, the absolute value of $19.7 million is used as the denominator in the significance test.
(2)	The Drumet financial information used in the significance test is unaudited U.S. GAAP.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

China JV

SIGNIFICANT SUBSIDIARY TEST

(all numbers in USD)

	China JV	WireCo Consolidated		China JV as % of WireCo

S-X Rule 1-02(w)1 Amount of the issuer’s investment in the acquired business compared to the issuer’s total assets
Test 1	15,000,000	822,406,000		2%

S-X Rule 1-02(w)2 Total assets of the acquired business compared to the issuer’s total assets
Test 2	28,130,243	822,406,000		3%

S-X Rule 1-02(w)3 The pre-tax income from continuing operations of the acquired business compared to the issuer’s pre-tax income from continuing operations
Test 3	673,518	19,735,000	(1)	3%

(1)	In computing WireCo’s average pre-tax income for the last five fiscal years, WireCo assigned a value of zero to the 2010, 2009, and 2007 loss years. This resulted in a five-year average pre-tax income of approximately $4 million. Because the absolute value of the current year loss ($19.7 million) is not at least 10% lower than the five-year average of $4 million, the absolute value of $19.7 million is used as the denominator in the significance test.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 48

17.	Comment: Please revise your pro forma balance sheet to include the separate components of stockholder’s equity.

Response: The refinancing transaction is included in the June 30, 2011 balance sheet and, as a result, the pro forma balance sheet is no longer required.

Unaudited Pro Forma Combined Condensed Statement of Operations, page 49

18.	Comment: Please provide earnings per share information for all periods presented. Please ensure that you provide the following pro forma earnings per share information:

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

•	Provide the calculations used to determined your earnings per share;

•	Include a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS; and

•	Disclose any shares not included for anti-dilution reasons.

Response: Pursuant to ASC 260-10-15, the Company does not believe earnings per share information is required because neither the Company nor any of its subsidiaries or affiliates have publicly traded stock. Accordingly, the Company respectfully requests that the Staff reconsider this comment.

Note 4 – Unaudited Pro Forma Combined Condensed Statements of Operations Adjustments, page 52

(a) – Cost of sales, page 52

19.	Comment: Please revise your discussion of inventory step-up amortization to disclose how you determined the estimated inventory turnover rate used to calculate the inventory step-up adjustment.

Response: The discussion of inventory step-up amortization on page 57 has been revised as requested.

(c) – Amortization Expense, page 53

20.	Comment: We note that you have assigned useful lives of 10 years to Oliveira’s technology and 15 years to Oliveira’s customer relationships. With reference to ASC 350-20-35-1 through 3, please tell us how you determined these useful lives.

Response: WireCo utilized a third party valuation expert to assist with the purchase accounting valuation of intangible assets and the determination of appropriate amortization periods. With respect to technology, Oliveira’s offshore product line consists of three main products – Deep Water (DW), Mobile Offshore Drilling Units (MODU), and Single Point Moorings (SPM). In the valuation of this technology, SPM’s revenue is not included – only the DW and MODU products are unique compared to Oliveira’s competitors. From initial thoughts on product design to actual sales, the offshore wire rope technology development process takes several years and is marked by the following main stages:

1.	Product development
2.	Testing and certification
3.	Customer’s product approval
4.	Quotation and sales

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

To determine the amortization period for the technology acquired at Oliveira, WireCo completed the following steps:

1. Evaluation of whether WireCo expected to continue to use this technology.

a. This is an important competitive advantage to the Oliveira purchase for WireCo and the technology will continue to be used.

2. Evaluation of the useful life of the asset based on the barriers to entry for competitors including:

a. The development of the product and the manufacturing process took Oliveira six years.

b. Specific equipment and process know-how required to manufacture the products: Oliveira’s splicing design differentiates them from their competitors – the filaments are the least twisted possible, in order to obtain the maximum strength efficiency of the yarns.

c. Certification of the product, which can take up to two years;

d. The product has been offered in the market since 2006 and we do not expect any other technologies to displace the product.

e. Competing products for the same type of application are limited to a few suppliers due to high barriers to entry.

3. WireCo determined that there are no legal or regulatory limitations on the useful life of the asset.

Based on the above considerations and the projected revenues for those products over the benefit period, WireCo believes the technology has an estimated life of ten years.

Customer Relationships - In order to establish an attrition pattern for the customer relationships, WireCo calculated a sales-weighted annual turnover ratio of approximately 4.0% to 7.0% based on historical customer sales data from 2006 through 2010. WireCo concluded an attrition rate of 6.7% was reasonable in the Oliveira customer relationships analysis. The 6.7% attrition rate equates to an average customer life of 15 years (1/6.7% = 15 years).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

21.	Comment: We note your risk factor on page 28 that changes in the exchange rate of the Mexican peso, the euro and Chinese renminbi may adversely impact your revenues and

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

expenses. Please expand MD&A to more fully quantify how changes in exchange rates impacted your revenues and expenses.

Response: WireCo has enhanced its disclosures in the Results of Operations section and on page 78 to quantify (if material) the impacts foreign currency exchange rate fluctuations have on its revenues and expenses.

Liquidity and Capital Resources, page 69

General

22.	Comment: Given the significance of your foreign operations, please enhance your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of December 31, 2010;

•

Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and

•

Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U. S., you would be required to accrue and pay U. S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response: Point 1: WireCo has disclosed the requested information on page 78 as of June 30, 2011, the most recent balance sheet set forth in the Registration Statement.

Point 2 above is addressed in the revised language on page 78 of the Registration Statement.

With regard to Point 3 above, the consolidated statements are prepared for WireCo WorldGroup (Cayman) Inc. as the Cayman domiciled parent company in the WireCo legal structure. Most of the operating subsidiaries are not subsidiaries of the U.S. operating company and therefore would not repatriate earnings directly to the U.S. operating company. The only subsidiaries of the U.S. operating company are domiciled in Mexico where repatriation of cash could result in a U.S. income tax liability. WireCo has added a sentence on pages 78-79 of the Registration Statement regarding repatriation of funds from

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

subsidiaries in Mexico to the U.S. operating company to address this comment. WireCo believes that the language on pages 78-79 addresses its intent to reinvest the earnings of substantially all the non-U.S. subsidiaries in the non-U.S. operations. The intercompany loans disclosed in the same paragraph are in place to provide liquidity to the U.S. operating subsidiary.

23.	Comment: We note your disclosure on page 76 that your manufacturing operations rely heavily on certain raw materials (high carbon steel rod, wire, polyethylene, polypropylene, and zinc) and energy sources (electricity, natural gas and propane). It appears that you attempt to minimize the impact to your results of operations and liquidity through the use of surcharges, hedge arrangements, price increases, productivity improvement or cost-reduction programs. Please expand your liquidity discussion to specifically quantify and discuss the impact of hedging arrangements or financial instruments on cost of sales as well as liquidity for each period presented, if material. Please address the specific underlying reasons such hedging arrangements or financial instruments impacted each year by the amounts disclosed. For example, if there are increases in certain commodity prices which have impacted your results of operations, you should discuss why the increase was not offset by your derivative contracts, which may be due to your positions being too small relative to raw material needs. You should also discuss any cases in which your strategies and assumptions resulted in adverse impacts.

Response: Note 9 on page F-47 of the Registration Statement includes the following disclosures regarding derivative agreements entered into in 2009 that have expired.

“In 2009, the Company entered into a derivative contract for the purchase of natural gas at the Company’s production facilities in Mexico. The Company contracted for approximately 95% of its consumption during 2009, and approximately 50% of its consumption during 2010. The contract exchanged a floating gas price for a fixed cost of $6.89 per mmbtu (Million British Thermal Units) delivered to the plant locations for the full contract period. The agreement expired December 31, 2010. The Company did not designate this agreement as a cash flow hedge. Net cash outflows on the natural gas hedge agreement, included in Cost of sales, were $276 and $785 for the years ended December 31, 2010 and 2009.”

Given that the impact of this arrangement was not material to cost of sales and the Company does not currently intend to enter into future derivative agreements, WireCo has added language on page 80 that states that it has no current plans for entering into derivative agreements to mitigate energy price changes. If this changes in the future, WireCo will take into account the issues raised in your comment in future filings.

Critical Accounting Policies, page 75

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

Impairment of Property, Plant and Equipment and Finite-Lived Intangible Assets, page 75

24.	Comment: We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including property and equipment, please disclose the following:

•	How you group long-lived assets for impairment and your basis for that determination;

•	Please disclose how you determine when you should test for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Response: The requested disclosures have been made on page 87 as requested. Please note that none of the asset groups has a carrying value close to the fair value.

Impairment of Indefinite Lived Intangible Assets and Goodwill, page 75

25.	Comment: In the interest of providing readers with a better insight into management’s judgments in accounting for indefinite-lived intangible assets and goodwill, please disclose the following:

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes; and

•

Explain how you group your indefinite lived intangible assets when testing for recoverability, including the factors you considered in aggregating multiple operating segments into a single reportable segment for purposes of your goodwill impairment testing.

Response: These comments have been addressed as requested with the revisions on page 87 of the Registration Statement.

26.	Comment: To the extent that any of your indefinite-lived intangible assets, including goodwill, have estimated fair values that are not substantially in excess of the carrying value, please provide the following disclosures:

•	The percentage by which fair value exceeds the carrying value;

•	The carrying value of the indefinite-lived intangible asset and/or goodwill;

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

•	A more robust description of the assumptions that drive the estimated fair value;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your indefinite-lived intangible assets, including goodwill, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response: These comments have been addressed as requested with the revisions on pages 87-88 of the Registration Statement.

Investment in the China Joint Venture, page 75

27.	Comment: Please enhance your accounting policy disclosure to include a discussion of the material assumptions you made in determining the fair value of your investment in the China JV. Please also revise to demonstrate how your financial results could be impacted by material changes in the estimates used to estimate the fair value of your investment.

Response: The requested enhancements and revisions have been made on page 88 as requested.

Income Taxes, page 76

28.	Comment: Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in your determination that your deferred tax assets were recoverable as of December 31, 2010 and how that evidence was weighted. In particular, please ensure that your revisions address how you considered the negative operating cash flows and net losses before income taxes for 2010. Refer to SEC Interpretive Release No. 33-8350 and SEC Release No. 33-8040.

Response: The income tax critical accounting policy on pages 88-89 has been revised as requested.

Quantitative and Qualitative Disclosures About Market Risk, page 76

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

Foreign Currency Exchange Rate Risk, page 76

29.	Comment: It appears that your foreign currency exchange gains and losses are significant. Please provide the quantitative disclosure required by Item 305(a) of Regulation S-K with respect to your foreign currency exchange rate risk.

Response: The quantitative disclosure has been added to page 90 as requested.

Business, page 80

30.	Comment: Please disclose the value of your long-lived assets by geographic area for the last three fiscal years. See Item 101(d)(1)(ii) of Regulation S-K. We note your disclosure on page F-52.

Response: This disclosure has been made on page F-57 as requested.

Production Development, page 88

31.	Comment: Please disclose the amount spent on research and development activities during each of the last three fiscal years in accordance with Item 101(c)(1)(xi) of Regulation S-K.

Response: The requested disclosure has been made on page 102 as requested.

Management, page 93

Corporate Management and Key Executives, page 93

32.	Comment: Please disclose how long each of your executive officers has served in their current capacity.

Response: The requested disclosure has been made on pages 108-109 as requested.

Board of Directors, page 94

33.	Comment: We note on page 95, and then again on page 96, the list of considerations that led your board to conclude that its members should serve as directors. Please provide the disclosure required by Item 401(d)(1) of Regulation S-K with respect to each individual director rather than as to all directors as a group.

Response: The disclosures related to individual directors has been added on pages 109-112 as requested.

Non-Employee Director Compensation, page 97

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

34.	Comment: Please disclose the compensation paid to each of your directors during the last completed fiscal year in the tabular format prescribed by Item 402(k)(1) of Regulation S-K. Please also address in your disclosure or tell us supplementally whether Mr. Tibbetts received compensation for his service as a director. In this regard, we note that exhibit 10.4 to the registration statement is Mr. Tibbetts’ employment term sheet dated June 2008.

Response: The compensation table requested has been added on page 113 as requested. Please note that Mr. Tibbets is solely compensated for his services as a member of management. Such compensation is not included in the non-employee director compensation table and is so noted in the accompanying text.

Elements of Our Compensation Program, page 98

Annual Incentives, page 99

35.	Comment: We note that under your EBITDA Bonus Plan, bonus pools are created and amounts are earned quarterly if you attain certain minimum Adjusted EBITDA performance objectives in the applicable quarter. We also note that the amounts paid to plan participants are influenced in part by their individual performance. Please provide the following with respect to this incentive compensation plan:

•	Define Adjusted EBITDA as measured under the plan.

•

Disclose the budgeted quarterly EBITDA targets, your actual performance relative to those targets, the size of the aggregate bonus pool, the percentage and amount allocated to the pool from which your named executive officers are paid, and the percentage drawn and amount paid from the pool to each of these individuals. Given the structure of your plan, please provide this disclosure on both a quarterly and annual basis.

•

Please identify the elements of individual performance that you took into account when determining each named executive officer’s “share value,” which you disclose influenced the amount each individual received from the applicable bonus pool.

•	Please clarify your disclosure that “the pool is allocated in proportion with their ‘share’ and salaries relative to other participating salaried employees of the Company.”

Response: We have revised the description of the incentive compensation plan on page 115 as requested. With regards to the EBITDA Bonus Plan and individual performance, there were no individual performance elements factored into the executive officers’ “Targeted Quarterly Incentive Compensation Percentage” for 2010. The targeted percentage is reviewed annually and is based on the overall relative level of responsibility in the organization. The only time an individual performance impacts a bonus is in the case of poor performance, which has not occurred to anyone in the executive pool. As such, we have removed the “individual performance” disclosure from the Registration Statement.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

36.	Comment: Please describe the mechanics of Mr. Glazer’s annual EBITDA Bonus Plan by, for example, defining Adjust EBITDA as measured under the program, disclosing the annual EBITDA performance target, indicating whether any threshold or maximum targets and payouts are applicable under the plan, disclosing your actual annual EBITDA, and explaining how such actual performance translated into the payout Mr. Glazer ultimately earned under the plan. See Item 402(b) of Regulation S-K.

Response: The additional disclosure has been provided on page 116 as requested.

37.	Comment: We note from your summary compensation table that Mr. Oswald was awarded options valued at $268,740 during the last fiscal year. Please provide appropriate qualitative disclosure with respect to this award as required by Item 402(b) of Regulation S-K.

Response: The qualitative disclosure has been provided on page 115 as requested.

Summary Compensation Table, page 102

38.	Comment: With respect to the value of Mr. Oswald’s option award, please provide the footnote disclosure required by the Instructions to Item 402(c)(2)(vi) of Regulation S-K.

Response: The requested footnote disclosure has been disclosed on page 119 as requested.

Grants of Plan-based Awards, page 102

39.	Comment: Please provide the disclosure required by Item 402(d) of Regulation S-K with respect to your quarterly and Mr. Grazer’s annual EBITDA Bonus Plans.

Response: The requested disclosure has been revised on page 119 as requested.

Outstanding Equity Awards at Year-End, page 103

40.	Comment: Please disclose by footnote the vesting dates of each of the option awards disclosed in the table. See Instruction 2 to Item 402(f) (2) of Regulation S-K.

Response: The requested information has been disclosed on page 120 as requested.

Potential Payments upon Termination, Change in Control, or Other Event, page 104

41.	Comment: Please provide the narrative disclosure required by Item 402(j) of Regulation S-K with respect to the amounts payable as severance to your named executive officers under the different scenarios reflected in your table. To the extent that this information is included in your description of your named executive officers’ terms sheets on page 100, please provide a cross-reference to this disclosure.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

Response: The requested cross-reference has been made on page 121 as requested.

Financial Statements

Interim Financial Statements – March 31, 2011

General

42.	Comment: Please address the comments below in your interim filings, as well.

Response: The Company commits to including such disclosures in our interim filings, as necessary.

43.	Comment: Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response: The Company has noted the provisions of Rule 3-12 of Regulation S-X and has included results of operations through June 30, 2011, the end of the Company’s second quarter.

(5) Investment in and Advances to the China Joint Venture, page F-7

44.	Comment: The financial statements for your China Joint Venture include a disclosure on page F-93 that your subsidiary, WRCA HK, has provided a letter of financial support to the Joint Venture. Please revise your disclosures on page F-8 to clarify if the $15 million capital investment is the only financial support you agreed to provide the Joint Venture or if you have agreed to provide any additional support as well. To the extent you have agreed to provide any additional support, please revise to fully disclose the nature of those commitments as well.

Response: The disclosure has been made on page F-10 as requested.

Financial Statements – December 31, 2010

Consolidated Statement of Operations, page F-21

45.	Comment: Please provide earnings per share information for all periods presented. Refer to ASC 230. Please also similarly revise your selected financial data table on page 56. Please refer to Instruction 2 to Item 301 of Regulation S-K.

Response: Pursuant to ASC 260-10-15, the Company does not believe earnings per share information is required because neither the Company nor any of its subsidiaries or affiliates have publicly traded stock. Accordingly, the Company respectfully requests that the Staff reconsider this comment.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

(1) Organization and Description of the Business, page F-25

46.	Comment: We await the completion of the reorganization described on page F-25 and the corresponding changes to your financial statements and auditor opinion on page F-19.

Response: Upon completion of the corporate reorganization described in the response to Comment No. 1 above, the Company will revise its financial statements and auditor opinion accordingly.

(2) Summary of Significant Accounting Policies, page F-25

(r) Foreign Currency, page F-30

47.	Comment: Please confirm that your accumulated other comprehensive income (loss) balances as of the periods presented consist solely of translation adjustments. If they include other components as well, please disclose the components of accumulated other comprehensive income (loss) as of each balance sheet date as required by ASC 220-10-45-14. Please also disclose for all periods presented the amounts of the reclassification adjustments for each classification of other comprehensive income, if applicable.

Response: WireCo’s other comprehensive income (loss) balances as of the periods presented consist solely of translation adjustments. Furthermore, WireCo did not have any reclassification adjustments in its other comprehensive income.

(14) Income Taxes, page F-47

48.	Comment: Please revise your discussion on page F-49 to quantify the amount of cumulative undistributed earnings of foreign subsidiaries for which you have not provided any income tax because you intend to reinvest these earnings indefinitely.

Response: The disclosure has been added on page F-54 as requested.

(16) Commitment and Contingencies, page F-50

Contingencies, page F-51

49.	Comment: Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. For any legal contingency matters in which you are involved, please revise to disclose the range of possible loss or additional loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50 and SAB Topic 5:Y.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

Response: The footnote has been revised to comply with ASC 450 as requested.

Item 22. Undertakings, page II-4

50.	Comment: Please provide the undertakings required by Items 512(a)(5)(ii) and (a)(6) of Regulation S-K. Please also remove as inapplicable the undertaking set forth in paragraph (d).

Response: The requested undertakings have been provided, and the inapplicable undertakings have been removed, as requested.

Signatures, page II-7

51.	Comment: For each guarantor, please identify the individuals who have signed the registration statement in the capacities of the guarantor’s principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. If the registrant is a foreign person, please have the registration statement signed by its authorized representative in the United States. Where the registrant is a limited partnership, please have the registration statement signed by a majority of the board of directors of any corporate general partner signing the registration statement. See Instruction 1 to Signatures on Form S-4.

Response: The signature pages have been revised as requested.

Index to Exhibits

52.	Comment: It appears that you have omitted the exhibits to your Amended and Restated Term Loan Credit Agreement dated June 10, 2011 (filed as exhibit 10.10(a)) and the annexes to your Amended and Restated ABL Loan and Security Agreement (filed as exhibit 10.11(a)). Please re-file these agreements to include all of the exhibits and annexes referenced therein. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The requested exhibits have been filed with this Registration Statement, as requested.

53.	Comment: We note that the following agreements are not included in your exhibit list.

•	Preliminary Share Purchase Agreement to acquire Drumet discussed on page 47.

•	Mr. Glazer’s annual EBITDA Bonus Plan referenced on page 99.

•	Management agreement relating to the ongoing provision by Paine & Partners of certain services, as described on page 108.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

August 19, 2011

•	Trademark license agreement, exclusive distribution agreement, and sales agency agreement all entered into with China JV, as described on page 109.

Please file these agreements as exhibits with your next amendment or as soon as possible thereafter or explain to us why you are not required to do so under Item 601 of Regulation S-K.

Response: The agreement to acquire Drumet was filed as exhibit 10.14. The bonus plan (added to Exhibit 10.1) and management agreement have been filed with this Registration Statement. The agreements related to the China JV do not generate any royalties and represent agreements that are entered in the ordinary course of business. Accordingly, those agreements have not been filed as the Company does not believe that they are material under Item 601(b)(10) of Regulation S-K

Supplemental Letter

54.	Comment: Please revise your supplemental letter to also represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to the Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes.

Response: The supplemental letter has been revised as requested.

If you have any questions or comments concerning the matters discussed above, please call the undersigned at 816-983-8146 or Steve Carman at 816-983-8153.

Respectfully submitted,

/s/ Jeffrey T. Haughey

Jeffrey T. Haughey

cc:	J. Keith McKinnish, WireCo WorldGroup Inc.